Caribbean Water Technologies, Inc.

Form C-AR Financial Statement Package
Year Ended December 31, 2024

Founder-Prepared | Unaudited | All amounts in U.S. dollars

Management Certification

The undersigned certifies that these financial statements and supporting schedules have been prepared from company records and management representations for the fiscal year indicated above.

Company	Fiscal Year	Prepared For
Caribbean Water Technologies, Inc.	2024	SEC Form C-AR Annual Report

Certified by: _____ Date: 5-06-2026
Name: Nimon Bondurant
Title: President / Principal Executive Officer

Balance Sheet

As of December 31, 2024

Line Item	Amount
ASSETS	
Cash and cash equivalents	$119,024.24
Inventory	$0.00
Fixed assets / equipment	$100,000.00
Total assets	$219,024.24
LIABILITIES AND STOCKHOLDERS EQUITY	
Convertible notes payable - principal	$894,120.00
Accrued interest payable - convertible notes	$24,416.00
Total liabilities	$918,536.00
Common stock, par value $0.0001	$0.00
Additional paid-in capital	$0.00
Accumulated deficit / accumulated losses	($699,511.76)
Total stockholders equity	($699,511.76)
Total liabilities and stockholders equity	$219,024.24

Statement of Operations

For the year ended December 31, 2024

Line Item	Amount
Revenue	$0.00
Operating expenses	$359,432.85
Loss from operations	($359,432.85)
Interest expense - accrued convertible note interest	$20,291.00
Net loss	($379,723.85)

Operating Expense Schedule

Category	Amount
Inventory / Product / Packaging	$89,008.58
Marketing & Advertising	$44,825.20
Creative Production	$0.00
Loan / Debt Service	$56,997.40
Travel-Related	$34,482.23
Bank Fees / Interest / Penalties	$40,565.00
Other Business Expense	$61,420.24
All Other Operating Expense	$32,134.20
Total operating expense	$359,432.85

Other Business Cash-Use Buckets

Bucket	Amount
Business Transfers / Intercompany	$81,784.90
Business Credit Card Payments Pending Detail	$93,618.14
Personal / Excluded	$45,201.37

Statement of Cash Flows

Line Item	Amount
Net loss	($379,723.85)
Non-cash accrued interest added back	$20,291.00
Inventory change / inventory build	$0.00
Fixed asset purchases / asset capitalization	($78,250.00)
Convertible note proceeds	$811,620.00
Other cash reconciliation from management records	($266,310.66)
Net change in cash	$107,626.49
Beginning cash	$11,397.75
Ending cash	$119,024.24

Statement of Stockholders Equity

Item	Amount
Common shares authorized	45,000,000
Preferred shares authorized	15,000,000
Common shares issued during year	0
Common shares outstanding at year-end	0
Preferred shares issued and outstanding	0
Common stock at par value	$0.00
Additional paid-in capital	$0.00
Accumulated deficit	($699,511.76)
Total stockholders equity	($699,511.76)

Notes to Financial Statements

Note 1 - Nature of Business

Caribbean Water Technologies, Inc. manufactures, markets, and sells boxed water under the Soca Shores brand.

Note 2 - Basis of Presentation

These founder-prepared, unaudited financial statements are prepared for Regulation Crowdfunding annual report support. They are management-prepared and are not audited or reviewed by an independent CPA.

Note 3 - Revenue

Management confirmed that revenue for 2023, 2024, and 2025 is $0. Check deposits and incoming wire transfers in 2024 and 2025 are classified as convertible note funding, not revenue. There were no 2023 check deposits and no incoming wires before 2024.

Note 4 - Convertible Notes

Investor check deposits and incoming wire transfers are classified as convertible note principal. The standard note form provides for 5% simple interest until paid or converted. Notes remain liabilities until conversion. The June 25, 2025 amendment extended maturity to December 31, 2028 and amended the valuation cap and qualified financing trigger.

Note 5 - Taxes

Management confirmed no known unpaid payroll, sales, income, franchise, or other tax liabilities at year-end.

Note 6 - Related Parties

Management confirmed no related-party year-end balances owed to or from Nimon Bondurant, Julius Jackson, or related parties at year-end.

Note 7 - Equity

No founder shares were issued or outstanding at December 31 of this fiscal year. Founder shares were issued in 2025.

Support Schedule - Key Filing Assumptions

Item	Treatment
Revenue	$0
Convertible note interest rate	5% simple interest
Tax liabilities at year-end	None known
Related-party balances at year-end	None known
Audit/review status	Unaudited; not CPA reviewed

Source note: 2024 deposits and incoming wires classified as convertible note funding; operating expense categories from founder-prepared expense support.